Fuseology Creative LLC

Profit and Loss

January - December 2020

	TOTAL
Income	
Sales	68,352.58
Total Income	**$68,352.58**
Cost of Goods Sold	
Cost of Goods Sold	94.00
Development	1,675.83
Graphics	653.72
Product	546.91
Total Cost of Goods Sold	**$2,970.46**
GROSS PROFIT	**$65,382.12**
Expenses	
Accounting	2,439.00
Advertising and Promotion	1,406.91
Automobile Expense	0.00
Parking	2.50
Total Automobile Expense	**2.50**
Bank Service Charges	13.07
Merchant Services	2,382.28
Paypal Fees	72.47
Total Bank Service Charges	**2,467.82**
Computer and Internet Expenses	840.00
Continuing Education	772.23
Donation	131.02
Dues and Subscriptions	250.00
Insurance Expense	200.00
Interest Expense	381.90
License	60.00
Office Supplies	267.94
Postage	312.69
QuickBooks Payments Fees	803.83
Rent Expense	160.00
Software Licenses	38.76
Software Support	13,744.56
Subcontractor	180.00
Telephone Expense	2,207.63
Web Tools	17.54
Total Expenses	**$26,684.33**
NET OPERATING INCOME	**$38,697.79**
Other Income	
Non Taxable SBA Grant	1,000.00
Total Other Income	**$1,000.00**
NET OTHER INCOME	**$1,000.00**
NET INCOME	**$39,697.79**